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                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                                ATTORNEYS AT LAW


AUSTIN
BRUSSELS            A REGISTERED LIMITED LIABILITY PARTNERSHIP
HOUSTON                 INCLUDING PROFESSIONAL CORPORATIONS
LONDON
LOS ANGELES                     1700 PACIFIC AVENUE
MOSCOW                              SUITE 4100
NEW YORK                     DALLAS, TEXAS 75201-4675
PHILADELPHIA                      (214) 969-2800
SAN ANTONIO                     FAX (214) 969-4343
WASHINGTON


                    WRITER'S DIRECT DIAL NUMBER (214) 969 - 2800



                                 June 17, 1998




Insignia Properties Trust
One Insignia Financial Plaza
P.O. Box 19059
Greenville, South Carolina 29602

Dear Sir or Madam:

         You have requested our opinion regarding the federal income tax treatment of the merger of Angeles Mortgage Investment Trust, an unincorporated California business trust, ("AMIT") with and into Insignia Properties Trust, a Maryland real estate investment trust ("IPT"). In rendering our opinion, we have examined the Agreement and Plan of Merger, dated as of July 18, 1997, (the "Merger Agreement") and such other documents as we have deemed necessary. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

         Our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, judicial authority and currently published revenue rulings and procedures, all as of the date of this letter, and all of which may change at any time. Any change in the relevant facts (including any assumptions upon which this opinion is, in part, based) or law could change our conclusions and would render our opinion inapplicable. This opinion represents our best legal judgment and has no binding effect on the IRS. Accordingly, no assurance can be given that the IRS or a court would concur with the conclusions reached herein.

         Based on the foregoing, it is our opinion that if the IPT/AIMCO Merger is consummated after the Merger on the terms contemplated by the Insignia/AIMCO Merger Agreement (i.e., in a cash-out merger), the following federal income taxes would result:

         (i) AMIT would be treated as if it sold all of its assets to IPT in a taxable transaction. AMIT would recognize taxable gain or loss equal to the difference between: (a) AMIT's adjustable tax basis in its assets and (b) the fair market value of the IPT Common Shares

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Insignia Properties Trust
June 17, 1998
Page 2


delivered in the Merger, the total amount of cash received by the AMIT shareholders (including cash received in lieu of a fractional IPT Common Share), and the amount of liabilities of AMIT at the time of the Merger. If AMIT was not deemed to be a qualified REIT as of the Effective Time for any reason, IPT would become liable for any tax resulting from any such gain;

         (ii) the AMIT shareholders would be treated as if all of their AMIT Shares canceled in the Merger were redeemed in a fully taxable liquidation of AMIT. Each AMIT shareholder would recognize taxable gain or loss in an amount equal to the difference between: (a) such holder's adjusted tax basis in such AMIT Shares and (b) the fair market value of the IPT Common Shares and the total amount of cash received in exchange therefor (including cash received in lieu of a fractional IPT Common Share);

         (iii) the gain or loss recognized by each AMIT shareholder would be capital gain or loss if the AMIT Shares surrendered in the Merger are held as capital assets as of the Effective Time;

         (iv) the tax basis of the IPT Common Shares received by the AMIT shareholders at the Effective Time would equal the fair market value of such IPT Common Shares at the Effective Time; and

         (v) the holding period of the IPT Common Shares received by the AMIT shareholders would commence on the day after the Effective Time.

         If the IPT/AIMCO Merger is not consummated, we are unable to opine whether the Merger will be treated as a reorganization within the meaning of section 368(a) of the Code. However, if the Merger is not treated as a reorganization under section 368(a) of the Code, it is our opinion that the federal income tax consequences will be the same as described above. If the Merger is treated as a reorganization under section 368(a) of the Code, it is our opinion that the following federal income consequences would result:

         (i) no gain or loss will be recognized by IPT or AMIT in connection with the Merger;

         (ii) no gain or loss will be recognized by a holder of AMIT Shares upon the exchange of such holder's AMIT Shares solely for IPT Common Shares in the Merger except where such holder receives cash proceeds in lieu of fractional IPT Common Shares greater than the tax basis allocable to such holder's fractional interests

         (iii) the aggregate tax basis of the IPT Common Shares received by an AMIT shareholder in the Merger (including any fractional share deemed received) in exchange for AMIT Shares will be the same as the aggregate tax basis of the shares of AMIT Shares surrendered in exchange therefor, decreased by the amount of loss (if any) recognized by such shareholder in the Merger and by the amount of cash received by such shareholder, and increased by the amount of gain (if any) recognized by such shareholder in the Merger;

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Insignia Properties Trust
June 17, 1998
Page 3



         (iv) the holding period of the IPT Common Shares received by an AMIT shareholder in exchange for AMIT Shares in the Merger will include the holding period of the AMIT Shares surrendered in exchange therefor, provided that such AMIT Shares are held as capital assets at the Effective Time; and

         (v) a shareholder of AMIT who receives cash in lieu of a fractional IPT Common Share will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in the fractional share (as described in paragraph (iii) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the AMIT Shares are held by such shareholder as capital assets at the Effective Time, unless the receipt of such cash by such shareholder has the effect of a distribution of a dividend, in which case such gain will be taxed as ordinary income to the extent of the earnings and profits of IPT.

         We express no opinion as to any other matter, including whether the Merger would qualify as a reorganization within the meaning of section 368(a)(1) of the Code if the IPT/AIMCO Merger did not take place.

         Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, estate, local or foreign of the Merger of any transactions related to the Merger. No reference may be made to this opinion letter in any financial statement, or document, nor may this opinion letter be distributed in any manner without our prior written consent, except (i) such opinion may be furnished to the IRS in connection with an examination of the transaction contemplated by the Merger Agreement and (ii) we consent to the filing of this opinion as an Exhibit to the Registration Statement.


                                      Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                      -----------------------------------------
                                  /s/ Akin, Gump, Strauss, Hauer & Feld, L.L.P.